Exhibit a(11)

                                                                 August 27, 1999
                                                                   31 75 6595720

Ahold extends tender offer in connection with Pathmark

Zaandam, The Netherlands, August 27, 1999 - Royal Ahold today announced that its wholly-owned subsidiary Ahold Acquisition, Inc. is extending the tender offer for the preferred stock of Supermarkets General Holdings Corporation until 5:00 p.m., New York City time, on Friday, October 8, 1999 and is increasing the offer price for the preferred stock from $38.25 to $39.85 per share. The offer had been scheduled to expire on Friday, September 3, 1999.

The tender offer has been made pursuant to a merger agreement under which Royal Ahold will acquire all of the outstanding shares of SMG-II Holdings Corporation, the company which controls the US supermarket company Pathmark Stores, Inc. through Supermarkets General. The increase in the offer price for the
Supermarkets General preferred stock is being made in connection with a Settlement Agreement reached in a stockholder class action lawsuit. The
Settlement Agreement was approved by the Court of Chancery of the State of Delaware on July 22, 1999, and the period for any appeal or review expired on August 23, 1999.

The merger agreement has been amended to reflect the increase in the offer price for the Supermarkets General preferred stock and to reduce the total amount of merger consideration to be paid by Ahold Acquisition to the holders of the capital stock of SMG-II. As a result, the overall consideration Ahold
Acquisition will pay in connection with the Pathmark acquisition has not increased.

Based upon information provided by Citibank N.A., as depositary for the offer, as of the close of business on August 24, 1999, approximately 1.948 million shares (40%) of the outstanding Supermarkets General preferred stock have been tendered and not withdrawn. Completion of the tender offer is subject to a number of conditions, including obtaining necessary regulatory approvals and at least 66 2/3% of the shares of Supermarkets General preferred stock being tendered in the offer and not withdrawn. In the event that 66 2/3% of the Supermarkets General preferred stock is not tendered, SMG-II has agreed to cause its subsidiary to sell to Ahold Acquisition all of the outstanding shares of Pathmark for the same purchase price.

Royal Ahold press releases may contain `forward-looking statements'. Actual results may differ from such statements as they may have been influenced by factors beyond the company's ability to control.

Royal Ahold is a rapidly growing international food retailer with leading supermarket companies in the United States, Europe, Latin America and Asia. The company operates more than 3,600 supermarkets, hypermarkets and specialty stores and had 1998 sales of $30.9 billion. In the United States Ahold is the leading supermarket operator along the eastern seaboard with more than 1,000 stores in five operating companies: Stop & Shop, Giant-Landover, Giant-Carlisle, Tops and BI-LO. Sales in the US totaled $16.2 billion in 1998. In March 1999 Ahold announced its intention to acquire Pathmark Stores, Inc. with sales of $3.7 billion and 132 supermarkets in the New York metropolitan area.

In addition to its listing on the New York Stock Exchange (NYSE: AHO), Ahold's shares are trading on the Amsterdam Exchanges and on the Swiss Exchange, and Ahold options are also traded on the American Stock Exchange (AMEX). Ahold common shares may be accessed on the Reuter Equities 2000 Service under the symbol AHLN.AS and on Quotron under the symbol AHOLN.EU. Additional information is available on Ahold's website: http://www.ahold.com.

Ahold Public Relations, tel. +31 75 659 57 20
After office hours: Hans Gobes: + 31 6 55 82 22 98 / Jan Hol: +31 6 22 933 137